UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

G89982113

(CUSIP Number)

Dalea Management, LLC

16803 Dallas Parkway Suite 300

Addison, Texas 75001

Attention: Michael S. Haynes

(972) 590-9931

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Dalea Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,408,577*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,408,577*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,408,577*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON PN

*

While the above figures include all of the 1,921,668 common shares into which Dalea Partners’ Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Dalea Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,408,577*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,408,577*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,408,577*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON CO

*

While the above figures include all of the 1,921,668 common shares into which Dalea Partners’ Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Longfellow Energy, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 47,679,954*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 47,679,954*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,679,954*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%*
14	TYPE OF REPORTING PERSON PN

*

While the above figures include all of the 24,386,882 common shares into which Longfellow’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Deut 8, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 47,679,954*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 47,679,954*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,679,954*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%*
14	TYPE OF REPORTING PERSON CO

*

While the above figures include all of the 24,386,882 common shares into which Longfellow’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON N. Malone Mitchell 3rd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 302,300
	8	SHARED VOTING POWER 65,488,141*
	9	SOLE DISPOSITIVE POWER 302,300
	10	SHARED DISPOSITIVE POWER 65,488,141*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,790,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.1%*
14	TYPE OF REPORTING PERSON IN

*

While the above figures include all of the 26,308,550 common shares into which Mitchell’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Amy Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 65,488,141*
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 65,488,141*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,513,141*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8%*
14	TYPE OF REPORTING PERSON IN

*

While the above figures include all of the 26,308,550 common shares into which Mitchell’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Alexandria Nicole Mitchell Trust #2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,553,812*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,553,812*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,553,812*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

*

While the above figures includes 1,875,914 common shares into which Alexandria Nicole Mitchell Trust #2005’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Elizabeth Lee Mitchell Trust #2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,553,812*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,553,812*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,553,812*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

*

While the above figures includes 1,875,914 common shares into which Elizabeth Lee Mitchell Trust #2005’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Noah Malone Mitchell, 4th Trust #2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,553,812*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,553,812*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,553,812*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

*

While the above figures includes 1,875,914 common shares into which Noah Malone Mitchell, 4th Trust #2005’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Stevenson Briggs Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,479,971*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,479,971*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,479,971*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%*
14	TYPE OF REPORTING PERSON IN

*

While the above figures includes 1,875,914 common shares into which Stevenson Briggs Mitchell’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

AMENDMENT NO. 27 TO SCHEDULE 13D

This Amendment No. 27 to Schedule 13D (this “Twenty-Seventh Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009, Amendment No. 6 on December 3, 2009, Amendment No. 7 on September 13, 2010, Amendment No. 8 on May 17, 2011, Amendment No. 9 on March 23, 2012, Amendment No. 10 on January 10, 2014, Amendment No. 11 on January 14, 2015, Amendment No. 12 on May 5, 2015, Amendment No. 13 on August 28, 2015, Amendment No. 14 on April 13, 2016, Amendment No. 15 on July 12, 2016, Amendment No. 16 on December 1, 2016, Amendment No. 17 on April 20, 2017, Amendment No. 18 on December 6, 2017, Amendment No. 19 on August 20, 2018, Amendment No. 20 on December 12, 2018, Amendment No. 21 on December 13, 2018, Amendment No. 22 on December 13, 2019, Amendment No. 23 on April 22, 2020, Amendment No. 24 on May 28, 2020, Amendment No. 25 on July 2, 2020, and Amendment No. 26 on August 07, 2020 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Twenty-Seventh Amendment is being filed to (i) update the aggregate number and percentage of the Issuer’s common shares held by Alexandria Trust, Noah Trust and Elizabeth Trust to include an additional 103,349 common shares held by each such party from many years ago that were inadvertently omitted from the Schedule 13D and (ii) make updates and amendments to the Schedule 13D as follows:

Item 1.	Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background

There are no changes to the Item 2 information previously filed.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraphs thereto:

“On September 30, 2020 the Issuer issued 353,387 shares of common stock to Dalea, 4,484,645 shares of common stock to Longfellow, and 344,973 shares of common stock to each of the Alexandria Trust, Noah Trust, Elizabeth Trust and Stevenson Briggs Mitchell, as a quarterly dividend on the Series A Preferred Stock owned by the respective holders. No funds were used in connection with the acquisition of such common stock as dividends.”

Item 4.	Purpose of Transaction

There are no changes to the Item 4 information previously filed.

Item 5.	Interest in Securities of the Issuer

There are no changes to the Item 5 information previously filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no changes to the Item 6 information previously filed.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description	Filing
99.1	Joint Filing Agreement	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 04, 2020

DALEA PARTNERS, LP

By:	Dalea Management, LLC, its general partner

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

DALEA MANAGEMENT, LLC

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

LONGFELLOW ENERGY, LP

By:	Deut 8, LLC, its general partner

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

DEUT 8, LLC

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

/s/ N. Malone Mitchell 3rd
N. MALONE MITCHELL 3rd

/s/ Amy Mitchell
AMY MITCHELL

ALEXANDRIA NICOLE MITCHELL TRUST #2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

ELIZABETH LEE MITCHELL TRUST #2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

NOAH MALONE MITCHELL, 4th TRUST #2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

STEVENSON BRIGGS MITCHELL

By:	/s/ Stevenson Briggs Mitchell
Name:	Stevenson Briggs Mitchell